FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 31, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

August 21, 2006

Item 3	News Release

The news release (the “News Release”) was issued on August 21, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release initial metallurgical test results from the Company’s wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Twelve composite drill hole samples from the main deposits of Mwendamboko, Kakula and Namoya Summit were submitted to SGS Lakefield in South Africa for initial metallurgical testwork to determine the amount of contained gold that can be extracted using conventional CIL (carbon-in-leach) processing. The diagnostic testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL.

Results from this testwork are summarised in the table below:

Prospect	Sample No.	Sample Type	Head Grade (g/t)	Metallurgical Recovery (CIL)
Mwendamboko	NMTOX-01	Oxide	3.32	97.90%
Mwendamboko	NMTOX-02	Oxide	4.31	97.57%
Mwendamboko	NMTOX-03	Oxide	1.60	94.46%
Mwendamboko	NMTOX-04	Oxide	2.06	96.61%

Prospect	Sample No.	Sample Type	Head Grade (g/t)	Metallurgical Recovery (CIL)
Mwendamboko	NMTTR-01	Transitional	4.33	98.61%
Mwendamboko	NMTTR-02	Transitional	3.30	97.59%
Namoya Summit	NMTOX-05	Oxide	2.39	95.82%
Namoya Summit	NMTOX-06	Oxide	4.52	97.57%
Kakula	NMTOX-07	Oxide	10.45	99.61%
Kakula	NMTOX-08	Oxide	2.76	98.01%
Kakula	NMTTR-03	Transitional	3.57	97.48%
Kakula	NMTTR-04	Transitional	3.00	96.35%

The composite samples, which were approximately 10 kilograms each, consisted of representative oxide and transitional mineralization from the three main deposits at Namoya: Mwendamboko, Kakula and Namoya Summit. The oxides extend from 0 to 182 metres below surface (averaging 114 metres below surface) whilst the transitional material extends from 60 to 228 metres below surface (averaging 189 metres below surface).

Commenting on these metallurgical results at Namoya, Peter Cowley, President and C.E.O. of the Company, said: “These initial results demonstrate the non-refractory nature of the oxide and transitional material at Namoya with excellent metallurgical recoveries using standard, conventional processing. Due to the deep weathering profile at Namoya with oxides over 100 metres below surface and the transitional material averaging 189 metres below surface, the final open pits should consist predominantly of this softer, oxide and transitional material which should result in reduced mining and processing costs.”

Samples were sent to SGS Lakefield’s laboratory (which is independent of the Company) in Johannesburg, South Africa. Preparation involved the air-drying of the “as received” material. The individual samples were then crushed to 100% passing -1.7mm before being milled to 80% passing -75µm. The milled material was blended and split into representative sub-samples for the testwork. The testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL. To quantify the gold that can be extracted via direct cyanidation, samples were cyanided. To quantify the gold that is preg-robbed, but is recoverable via CIL processing, a second sample was cyanided in the presence of activated carbon. The duration of the leaching was 24 hours.

Additional information with respect to the Namoya property is contained in the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration) dated March 30, 2006, and entitled “NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements relating to the initial metallurgical test results for Namoya (the “Metallurgical Results”), potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include gold recoveries for Namoya being less than those indicated by the Metallurgical Results (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

August 28, 2006